FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

A material change took place on March 15, 2007.

Item 3.	Press Release

On March 15, 2007, a news release in respect of the material change was disseminated through CCN Matthews.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, CFO & Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 15th day of March, 2007.

FRONTEER DEVELOPMENT GROUP INC.

Per:	“Sean Tetzlaff”
Sean Tetzlaff
CFO & Corporate Secretary

Schedule A

March 15, 2007

FRONTEER CLOSES $60.5 MILLION PUBLIC OFFERING

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG:TSX/AMEX) is pleased to announce that it has completed its previously announced offering (the “Offering”) pursuant to which it has issued an aggregate of 4,100,000 common shares at a price of CDN$14.75 per share to raise gross proceeds of CDN$60,475,000. The Offering was underwritten by a syndicate of Canadian underwriters. The Company intends to use the net proceeds from the Offering for strategic investments and for future acquisitions.

The underwriters have an over-allotment option exercisable until April 14, 2007 to purchase up to an additional 615,000 common shares at CDN$14.75 per share to cover over-allotments and for market stabilization purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. All figures in this news release are in Canadian dollars.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.03% interest in Aurora Energy Resources (AXU-TSX).

For further information visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, Chief Financial Officer

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, risks related to the exploration stage of the Fronteer’s projects, market fluctuations in prices of securities for exploration stage companies, uncertainties about the availability of additional financing, uncertainties related to fluctuations in uranium and gold prices and other risks and uncertainties described in the Fronteer’s recent annual report on Form 20-F and reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future events and actual results could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.